Nasdaq Regulation   Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

June 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 26, 2018 The Nasdaq Stock Market (the "Exchange") received from Uxin Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American depositary shares, each
representing three Class A ordinary shares

Class A ordinary shares, par value US$ 0.0001 per share*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts